HOLU HOU ENERGY

A Subsidiary of Borqs Technologies, Inc.
(Nasdaq "BRQS")

Company Overview

June 2022

Contact:

Brad Hansen: brad.hansen@holuhou.com
Ted Peck: ted.peck@holuhou.com
www.holuhou.com

Forward Looking Statements

HOLU HOU ENERGY

This presentation may include "forward-looking statements" that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as "forecasts", "expects", "believes", "anticipates", "intends", "estimates", "predicts", "seeks", "may", "might", "plan", "possible", "should", "estimates" and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are based on currently available information and reflect our management's current beliefs. To the maximum extent permitted by law, neither Holu Hou Energy LLC nor any of its associates, directors, officers, employees, advisors or representative make any representation or provide any warranty, whether express or implied, as to the accuracy, reliability or completeness of information contained in this presentation.

Nothing in this presentation constitutes investment, legal, tax, accounting or other advice. The recipient should consider its own situations, objectives and needs and conduct its own independent investigation and assessment, including obtaining any advice it considers necessary or appropriate. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements may not truly describe the financial conditions, including the possibility that the positive financial results from business activities as described herein may not be reached or at all, and the negative impact of the COVID-19 pandemic on the Company's supply chain, revenues and overall results of operations. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Holu Hou Energy Company Overview



Ted Peck - President
Founder Holu Hou
Hawaii State Energy Administrator, EnSync Energy, Booz Allen, Johnson Controls, U.S. Navy



Brad Hansen - CEO
Founder Holu Hou
EVP Applied Materials, EnSync Energy, Boeing



Sherry Xia – COO
Founder Holu Hou
Sales and Operations Applied Materials, EnSync Energy, DuPont, 3M,

- HHE entered the market in late-2019 as an ESS Systems Company, with a Project Development arm
- Current Markets are Multi-Dwelling Unit, Single Family Residential and Commercial Properties.
- Initial entry in Hawaii, with California in late-2022
- Wholesale partners to be added in late-2022
- 2nd Generation Residential / Multi-Dwelling Unit Property product begins installation in Q4'2022

The Only Residential Energy Storage System that Eliminates the Economic Barriers to the Multi-Dwelling Unit Property Market

HOLU HOU ENERGY

HHE Residential Energy Storage System

Single and Multi-Dwelling Unit Residential Applications

- Next-Gen, DC-Based Modular Hybrid PCS (Inverter)
  - 4 PV and 2 Battery Inputs
  - Higher efficiency than most AC coupled systems
  - Higher Power: Grid-forming PCS - full ~10kW power available when off-grid.
  - PV functional during utility curtailment.
- Safer “LFP” Li Ion battery chemistry – 13.0kWh usable energy
- Indoor <u>and</u> outdoor
- Controllable by WiFi, Ethernet and Bluetooth
- Integrated load control -- initial focus on water heater control.
- Energy Share Technology for Multi-Dwelling Unit Residential


PCS
Modular Energy Controller (MEC)
Auto-Transformer
13kWh Battery

HOLU HOU ENERGY

Featured in the New York Times in May

The New York Times https://www.nytimes.com/2022/05/30/business/hawaii-solar-energy.html

Hit Hard by High Energy Costs, Hawaii Looks to the Sun

The state is seeking to replace coal and oil with solar energy, aiming to rely extensively on rooftop panels on single-family homes.



By Ivan Penn Photographs by Ruth Fremson

May 30, 2022

HONOLULU — Toddi Nakagawa, who lives in a suburb of Honolulu, has spent years battling her family's high electricity bills, which once topped $500 a month, by gradually buying more solar panels. After accumulating more than 70 panels and three stacks of batteries, she has gotten her family's monthly bill down to just $26.



lar panels on Toddi Nakagawa's home on Oahu have reduced her electricity bill to $26 a month.


CAUTION

Battery storage packs in Ms. Nakagawa's garage.

Challenges for Multi-Family Properties That Have Kept the Market Closed to Renewables

- "Load Risk" is a huge killer of renewables economics
  - Vacation
  - Time of day generation vs consumption mismatch
  - Rental property Tenant churn - load is never predictable in a rental property unit.
  - Many Utilities now require non-export, making the load risk problem even worse
- Vacancy rate risk – can be as much as 10-15% at a time for rental units
- Tenant payment risk
- Property Developer / Owner – what's in it for them?

Holu Hou Energy Share Technology Aggregates Multiple Units and Mitigates the Economic Risk

HOLU HOU ENERGY

Benefits of Sharing Load

Combining meters smooths out the wide variance of load and makes a more predictable load profile in turn reducing required storage, curtailing energy, and ultimately improving efficiency of renewable investment.


Meter 1
Meter 2
Meter 3
Meter 4
Meter 5
Meter 6


Combined Loads
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HOLU HOU ENERGY

HHE Energy Share App

How it Works for Multi-Family Properties

1. Solar power supplies the majority of demand for each unit
2. Excess solar energy charges the unit's energy storage battery
3. Once a battery is full, surplus generation enters the energy network connecting each unit
4. The Energy Share App intelligently routes this electricity to other units in the network that have a need for more renewable energy
5. Energy exported or imported by each unit is monitored and recorded by revenue-grade meters for billing.




Solar Panels
HHE Inverter and Battery
Energy Sharing

Bankable, Scalable, Utility Independent Energy System

Koa'e Multi-Family Workforce Housing

Huge Productivity Gain with HHE Energy Share Technology

- ***HHE Energy Share enables 25% more delivered energy with 50% fewer batteries***
- 23 Buildings, 134 Units + Common Area
- Property owner has ongoing revenue stream of $0.10/kWh (difference between grid rate and PPA rate)
- First Application of Direct Energy Sharing in Multi-Family in the USA, and the first under a PPA sold to a 3rd party financial investor.
- Bankable!





HOLU HOU ENERGY

MMA Energy Capital

Koa'e MDU Video: YouTube

HOLU HOU ENERGY

Koa'e Multi-Family Workforce Housing

First Ever Direct, Real Time Energy Sharing in a Multi-Family Application!

Watts Being Exported ↑

Watts Being Imported ↓


All Systems 6pm - 7:00pm
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Koae B2 System 1
Koae B2 System 2
Koae B2 System 3
Koae B2 System 4
Koae B2 System 5
Koae B2 U109 System 6
Sum

Bldg. 2, 6pm-7pm. 6 Units connected on DC network, each with 1 string of PV (23.6kW total) and an HHE 9.6kW PCS. 3 Units have 13kWh HHE Batteries (39kWh total)

Current HHE Project Pipeline

Multi-Dwelling Unit (MDU) Residential			
Project Name	Location	Estimated Sale Price	Target Project Signing
Wailua Mill Camp	Oahu	$13,000,000	PPA Signed
Waimea Homestead	Hawaii	$2,000,000	Individual Leases
Crosspointe AOAO	Oahu	$6,500,000	Individual Home Sales
Kapolei Homestead	Oahu	$1,600,000	Individual Leases
Kunia Village	Oahu	$2,600,000	Individual Leases
MDU A – 1100 Units	Oahu	$75,000,000	Q3-22
MDU B	Oahu	$9,300,000	Q3-22
MDU C	Hawaii	$4,200,000	Q4-22
MDU D	Oahu	$1,250,000	Q4-22
MDU E	Oahu	$1,900,000	Q4-22
MDU F	Oahu	$30,000,000	Q1-23
MDU G	Oahu	$5,500,000	2024
MDU H – 3899 Units	Oahu	$156,000,000	2024 / 2025
MDU I – 498 Units	Oahu	$24,000,000	2024 / 2025
MDU J – 232 Units	Oahu	$11,100,000	2024 / 2025
MDU K – 328 Units	Oahu	$15,700,000	2024 / 2025
MDU L – 1022 Units	Oahu	$49,100,000	2024 / 2025
MDU M – 95 Units	Oahu	$4,600,000	2024 / 2025
MDU N – 640 Units	Oahu	$30,700,000	2024 / 2025
		$444,000,050	

Commercial			
Project Name	Location	Estimated Sale Price	Target Project Signing
Mahana Phase 2	Oahu	$2,500,000	Backlog
Commercial A	Oahu	$19,625,000	Q2-22
Commercial B	Oahu	$450,000	Q3-22
Commercial C	Oahu	$500,000	Q3-22
Commercial D	Oahu	$1,300,000	Q3-22
Commercial E	Oahu	$2,700,000	Q3-22
Commercial F	Oahu	$310,,000	Q3-22
Commercial G	Oahu	$220,000	Q4-22
Commercial H	Hawaii Island	$8,800,000	Q4-22
Commercial I	Oahu	$3,100,000	Q4-22
Commercial J	Oahu	$2,000,000	Q4-22
Commercial K	Oahu	$1,300,000	Q1-23
Commercial L	Oahu	$2,050,000	Q2-23
Commercial M	Oahu	$1,800,000	Q2-23
Commercial N	Oahu	$7,000,000	Q2-23
Commercial O	Oahu	$700,000	Q2-23
Commercial P	Oahu	$3,670,000	Q3-23
Commercial Q	Oahu	$560,000	2024
		~$57,000,000	

Note: PPA's unless noted as "Lease"

- ~$500M of Qualified Pipeline Opportunities - $150M Contracted or Committed; $350M in Upside
- ~$100M targeted to be Contracted in Next 60-Days
- Also closing ~$100-150K / week run rate of Single-Family Residential projects

(green)	Closed
(white)	High Probability
(orange)	Upside

"MDU A" Pilot

- (2) Linked Networks Installed – One with 2 homes / systems and one with 4 homes / systems for the purpose of showing benefits of HHE Energy Share
- Site has been under full operation for 5 weeks
- Final completion milestone expected in June
- Property owner will monitor the site for ~3 months before giving go ahead for expansion build-out
- Expansion would be across 1,100 housing units over 2-Years


4/21/22 3:18:20 PM HST



HOLU HOU ENERGY

“MDU A” Pilot Status and Projected Site-Wide Economics



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Average of the Average Time of Day Grid Usage for Each of 6 Units in Pilot Over 3-Days (in other words, 18 “unit days” of operation) Before and After HHE Equipment Installation

- Projected Total 1st Year Savings for (6) Units in Pilot: $8544; Extrapolated 1st Year kWh Rate Savings for Entire Site: $1.5M
- Projected HECO Demand Reduction Savings for *Entire Site*: $276K per Year
- HECO Battery Bonus Initial Cash Payment for Site: ~$8.0M; HECO Monthly Credit for *Entire Site* = $630K / year for 10-years

HOLU HOU ENERGY

Hawaii Update - Average Residential Utility Rate

18-Month Trend vs. Historical


Hawaii Average Residential Price
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2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Hawaii Average Residential Price


Hawaii Average Residential Price
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Chart Area
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Hawaii Average Residential Price

~60% Increase In Average Residential Utility Rates Over the Last 18-Months

HOLU HOU ENERGY

Hawaii Battery Bonus Program

- Background: In September 2022, Hawaiian Electric (HECO) will shut down the largest single generation source on Oahu, a coal plant operated by AES. To fill the gap, the PUC ordered HECO to institute an emergency demand response program - "Schedule Dispatch Program"
- Program requirement: Customers enroll a specified kW value in the program and are required to discharge batteries at the enrolled kW amount for two hours in a specified window from 6-8pm every day.
- Incentive and Payments:
  - First 15 MW: $850/kW enrolled; Next 15 MW: $750/kW enrolled; Last 20 MW: $500/kW enrolled

		$850/kw	$750/kw	$500/kw					
Battery	BB registered	Current Tranche	Next Tranche	Final Tranche	Bill credit - 10 yr	Retail rate (based on CGS+ and current Sched R)	Max Benefit	Min Benefit (late tranche and NEM)	Early Adopter benefit (NEM and 1st Tranche)
HHE-13	6.5	$5,525.00	$4,875.00	$3,250.00	$3,900.00	$3,159.70	$12,584.70	$7,150.00	$9,425.00
Tesla Powerwall	5	$4,250.00	$3,750.00	$2,500.00	$3,000.00	$2,430.54	$9,680.54	$5,500.00	$7,250.00
Difference		$1,275.00	$1,125.00	$750.00	$900.00	$729.16	$2,904.16	$1,650.00	$2,175.00

HHE has enrolled 600kW in the program to date, and is targeting 8-10MW in total (15-20% of the allotment of the program)

HOLU HOU
ENERGY


E62-67
E 59

Key Takeaways

- ~$500M Hawaii Project Development Pipeline; Entry into California Market in Q4-2022
- No incumbent Residential Energy Storage System (ESS) economically addresses both single-family *and* multi-family residential markets
- HHE's differentiated and integrated Residential Energy Storage System and Energy Share technology eliminates all barriers to opening the Multi-family Residential market.
- Immense served available market
  - Single-family residential: >$25B USA market opportunity through 2030
  - Multi-family residential: $500M in Hawaii low income housing alone; likely >$15.0B of USA market opportunity through 2030.

HOLU HOU
ENERGY



THANK YOU

HOLUHOU ENERGY

Contact:

Brad Hansen:	brad.hansen@holuhou.com
Ted Peck:	ted.peck@holuhou.com
Website:	www.holuhou.com
Koa’e MDU Video:	YouTube